UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA ANNOUNCES A DECISION BY
THE COLOMBIAN ATTORNEY GENERAL’S OFFICE
Medellín, Colombia, August 10, 2009
Bancolombia S.A. (“Bancolombia”) (NYSE:CIB) announces that the Colombian Vice Attorney General’s Office (Vicefiscal General de la Nación), issued an order in second instance in connection with the investigations surrounding the acquisition by Bancolombia (formerly Banco Industrial Colombiano S.A.) of Banco de Colombia S.A. and their subsequent merger (the “Acquisition”).
The order (i) confirms the decision issued in the first instance finding that the prescriptive periods relating to the allegation of willfull misconduct by a public officer (prevaricato por acción), had expired, (ii) reverses the preclusion order issued in the first instance to close the investigations into the allegations of willful neglect by a public officer (prevaricato por omisión), with the purpose of determining whether the prescriptive periods have expired for each accused individual, (iii) reverses the preclusion order issued in the first instance to close the investigations into the allegations of fraud and (iv) orders the consolidation of the legal proceedings relating to fraud. We note that in the parallel criminal investigation related to allegations of fraud, the Colombian Attorney General issued a preclusion order barring further investigation into such allegations on July 31, 2009.
The investigations covered by the Colombian Vice Attorney General’s order relate to allegations against the President of Bancolombia, members of the board of directors of Banco Industrial Colombiano S.A. in office at the time of the merger with Banco de Colombia S.A., members of the board of directors of the Central Bank of the Republic of Colombia and certain officers of the Colombian Superintendency of Finance.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: August 10, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance